Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2026	2026	2025	2026	2025	2026
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	49,244	48,211	44,490	97,454	86,769	178,650
Other income, net	848	984	982	1,832	2,024	4,322
Total Income	50,092	49,195	45,472	99,286	88,793	182,972
Expenses
Employee benefit expenses	25,483	25,287	23,438	50,770	46,284	95,094
Cost of technical sub-contractors	4,393	4,181	3,879	8,574	7,376	15,421
Travel expenses	691	701	539	1,392	1,055	2,097
Cost of software packages and others	4,573	4,421	4,025	8,993	7,771	15,722
Communication expenses	151	150	160	301	303	603
Consultancy and professional charges	677	603	480	1,280	943	2,090
Depreciation and amortisation expenses	1,359	1,246	1,182	2,605	2,323	4,902
Finance cost	115	119	106	235	211	416
Other expenses	1,587	1,459	1,434	3,045	2,557	5,343
Total expenses	39,029	38,167	35,243	77,195	68,823	141,688
Profit before exceptional item and tax	11,063	11,028	10,229	22,091	19,970	41,284
Exceptional item
Impact of Labour Codes	–	–	–	–	–	1,289
Profit before tax	11,063	11,028	10,229	22,091	19,970	39,995
Tax expense:
Current tax	3,398	3,356	3,178	6,754	6,232	11,767
Deferred tax	(173)	(103)	(324)	(276)	(562)	(1,246)
Profit for the period	7,838	7,775	7,375	15,613	14,300	29,474
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(177)	296	(38)	119	(108)	(288)
Equity instruments through other comprehensive income, net	(9)	60	(8)	51	27	397
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	(13)	49	–	36	6	(1)
Exchange differences on translation of foreign operations	212	(94)	862	118	1,881	3,256
Fair value changes on investments, net	(97)	60	(34)	(37)	89	(27)
Total other comprehensive income/(loss), net of tax	(84)	371	782	287	1,895	3,337
Total comprehensive income for the period	7,754	8,146	8,157	15,900	16,195	32,811
Profit attributable to:
Owners of the company	7,823	7,769	7,364	15,592	14,285	29,440
Non-controlling interests	15	6	11	21	15	34
	7,838	7,775	7,375	15,613	14,300	29,474
Total comprehensive income attributable to:
Owners of the company	7,733	8,142	8,140	15,875	16,165	32,750
Non-controlling interests	21	4	17	25	30	61
	7,754	8,146	8,157	15,900	16,195	32,811
Paid up share capital (par value 5/- each, fully paid)	2,026	2,025	2,074	2,026	2,074	2,024
Other equity *#	90,828	90,828	93,745	90,828	93,745	90,828
Earnings per equity share (par value 5/- each)**
Basic (in per share)	19.32	19.19	17.76	38.51	34.47	71.58
Diluted (in per share)	19.30	19.17	17.74	38.46	34.41	71.46

*	Balances for the quarter and half year ended September 30, 2026 and quarter ended June 30, 2026 represent balances as per the audited Balance Sheet as at March 31, 2026 and balances for the quarter and half year ended September 30, 2025 represent balances as per the audited Balance Sheet as at March 31, 2025 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2026, quarter ended June 30, 2026 and quarter and half year ended September 30, 2025.

#	Excludes non-controlling interest

1. Notes

a) The audited interim condensed consolidated financial statements for the quarter and half year ended September 30, 2026 have been taken on record by the Board of Directors at its meeting held on October 23, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on October 23, 2026, based on the recommendations of the Nomination and Remuneration Committee approved the grant of 9,640 Restricted Stock Units (RSUs) under the 2015 Incentive Compensation Plan (’2015 Plan’) to eligible employees. The grants made under the 2015 Plan would vest equally over a period of three years. The RSUs will be granted w.e.f November 1, 2026 and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter and half year ended September 30, 2026

The Board of Directors declared an interim dividend of 26/- per equity share. The record date for the payment is November 3, 2026.The interim dividend will be paid on November 11, 2026. The interim dividend declared in the previous year was 23/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2026	2026	2025	2026	2025	2026
Dividend per share (par value 5/- each)
Interim dividend	26.00	–	23.00	26.00	23.00	23.00
Final dividend	–	–	–	–	–	25.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2026	March 31, 2026
ASSETS
Non-current assets
Property, plant and equipment	13,071	12,651
Right of use assets	6,176	6,177
Capital work-in-progress	423	526
Goodwill	14,864	12,117
Other Intangible assets	4,425	2,825
Financial assets
Investments	8,390	8,930
Loans	3	6
Other financial assets	2,621	2,776
Deferred tax assets (net)	2,307	2,264
Income tax assets (net)	1,775	666
Other non-current assets	3,674	3,540
Total non-current assets	57,729	52,478
Current assets
Financial assets
Investments	13,761	12,950
Trade receivables	34,821	35,234
Cash and cash equivalents	24,350	22,201
Loans	239	234
Other financial assets	17,859	15,890
Income tax assets (net)	38	1,835
Other current assets	14,683	15,145
Total current assets	105,751	103,489
Total Assets	163,480	155,967
EQUITY AND LIABILITIES
Equity
Equity share capital	2,026	2,024
Other equity	97,051	90,828
Total equity attributable to equity holders of the Company	99,077	92,852
Non-controlling interests	466	445
Total equity	99,543	93,297
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	4,942	6,016
Other financial liabilities	2,797	2,092
Deferred tax liabilities (net)	1,885	1,679
Other non-current liabilities	732	561
Total non-current liabilities	10,356	10,348
Current liabilities
Financial liabilities
Lease liabilities	3,583	3,160
Trade payables	4,498	4,744
Other financial liabilities	21,162	21,483
Other current liabilities	15,822	15,779
Provisions	1,963	1,512
Income tax liabilities (net)	6,553	5,644
Total current liabilities	53,581	52,322
Total equity and liabilities	163,480	155,967

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2026 and March 31, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2026	2025
Cash flow from operating activities
Profit for the period	15,613	14,300
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	6,478	5,670
Depreciation and amortization	2,605	2,323
Interest and dividend income	(1,277)	(1,554)
Finance cost	235	211
Impairment loss recognized / (reversed) under expected credit loss model	61	34
Exchange differences on translation of assets and liabilities, net	18	573
Stock compensation expense	460	471
Provision for post sale client support	(47)	(97)
Other adjustments	960	658
Changes in assets and liabilities
Trade receivables and unbilled revenue	(325)	(4,395)
Loans, other financial assets and other assets	340	(175)
Trade payables	(359)	(451)
Other financial liabilities, other liabilities and provisions	(688)	2,939
Cash generated from operations	24,074	20,507
Income taxes (paid) / received	(5,116)	(2,996)
Net cash generated by operating activities	18,958	17,511
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles, net of sale proceeds	(1,585)	(1,352)
Deposits placed with corporation	(775)	(683)
Redemption of deposits placed with corporation	515	392
Interest and dividend received	883	1,613
Payment towards acquisition of business, net of cash acquired	(3,238)	(637)
Payment of contingent consideration pertaining to acquisition of business	(27)	(13)
Other receipts	1	14
Payments to acquire Investments
Tax free bonds and government bonds	(345)	(21)
Mutual fund units	(39,313)	(36,091)
Certificates of deposit	(4,827)	(7,149)
Commercial Papers	(2,817)	(2,686)
Non-convertible debentures	(1,332)	(2,639)
Government securities	(717)	(531)
Other Investments	(201)	(22)
Proceeds on sale of Investments
Tax free bonds and government bonds	283	1,284
Mutual fund units	36,788	32,967
Certificates of deposit	8,850	5,857
Commercial Papers	2,575	4,675
Non-convertible debentures	233	1,625
Government securities	1,022	3,265
Other Investments	10	–
Net cash generated / (used in) from investing activities	(4,017)	(132)
Cash flows from financing activities:
Payment of lease liabilities	(1,819)	(1,382)
Payment of dividends	(10,126)	(9,122)
Loan repayment of acquired entities	(812)	–
Payment of dividend to non-controlling interest of subsidiary	(4)	(3)
Shares issued on exercise of employee stock options	2	1
Other payments	(57)	(181)
Net cash used in financing activities	(12,816)	(10,687)
Net increase / (decrease) in cash and cash equivalents	2,125	6,692
Effect of exchange rate changes on cash and cash equivalents	24	685
Cash and cash equivalents at the beginning of the period	22,201	24,455
Cash and cash equivalents at the end of the period	24,350	31,832
Supplementary information:
Restricted cash balance	443	410

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2026 and September 30, 2025 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2026	2026	2025	2026	2025	2026
Revenue by business segment
Financial Services (1)	13,774	13,463	12,320	27,237	24,116	49,908
Manufacturing	7,913	7,668	7,347	15,581	14,151	29,078
Energy, Utilities, Resources and Services	6,975	6,452	5,945	13,428	11,687	23,818
Retail (2)	5,664	6,172	5,639	11,835	11,290	23,077
Communication (3)	6,150	5,791	5,397	11,941	10,494	21,765
Life Sciences (4)	4,145	3,842	2,863	7,986	5,607	12,267
Hi-Tech	3,332	3,710	3,703	7,042	6,999	13,928
All other segments (5)	1,291	1,113	1,276	2,404	2,425	4,809
Total	49,244	48,211	44,490	97,454	86,769	178,650
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	49,244	48,211	44,490	97,454	86,769	178,650
Segment Profit:
Financial Services (1)	3,644	3,662	3,059	7,305	6,032	12,678
Manufacturing	1,694	1,685	1,752	3,380	3,169	6,444
Energy, Utilities , Resources and Services	1,986	1,576	1,506	3,562	2,943	5,984
Retail (2)	1,707	1,701	1,720	3,408	3,411	7,089
Communication (3)	1,146	1,180	1,017	2,326	1,897	3,861
Life Sciences (4)	631	619	534	1,250	1,087	2,444
Hi-Tech	795	911	763	1,706	1,532	3,228
All other segments (5)	86	75	184	162	409	717
Total	11,689	11,409	10,535	23,099	20,480	42,445
Less: Other Unallocable expenditure*	1,359	1,246	1,182	2,605	2,323	6,191
Add: Unallocable other income	848	984	982	1,832	2,024	4,157
Less: Finance cost	115	119	106	235	211	416
Profit before tax and non-controlling interests	11,063	11,028	10,229	22,091	19,970	39,995

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services.

*	Unallocable expense includes 1,289 crore towards impact of Labour Codes for the year ended March 31, 2026.

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2026	2026	2025	2026	2025	2026
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	40,719	39,957	36,907	80,676	72,182	148,819
Profit before exceptional item and tax	10,905	10,161	10,469	21,067	19,130	39,903
Exceptional item - Impact of Labour Codes	–	–	–	–	–	1,146
Profit before tax	10,905	10,161	10,469	21,067	19,130	38,757
Profit for the period	7,893	7,249	7,759	15,142	13,874	29,211

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the stock exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited
Bengaluru, India October 23, 2026	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2026, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2026	2026	2025	2026	2025	2026
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	5,145	5,082	5,076	10,227	10,018	20,158
Cost of sales	3,547	3,482	3,516	7,028	6,933	14,079
Gross profit	1,598	1,600	1,560	3,199	3,085	6,079
Operating expenses	519	528	495	1,048	992	1,994
Operating profit #	1,079	1,072	1,065	2,151	2,093	4,085
Other income, net	89	104	112	193	234	468
Finance cost	12	13	12	25	24	47
Profit before income taxes	1,156	1,163	1,165	2,319	2,303	4,506
Income tax expense	337	343	325	680	654	1,190
Net profit	819	820	840	1,639	1,649	3,316
Earnings per equity share*
Basic (in $ per share)	0.20	0.20	0.20	0.40	0.40	0.81
Diluted (in $ per share)	0.20	0.20	0.20	0.40	0.40	0.80
Total assets	17,060	16,359	18,064	17,060	18,064	16,446
Cash and cash equivalents and current investments	3,977	3,124	5,005	3,977	5,005	3,706

*	EPS is not annualized for the quarter and half year ended September 30, 2026, quarter ended June 30, 2026 and quarter and half year ended September 30, 2025.

#	includes $143 million towards impact of Labour Codes for the year ended March 31, 2026.

Certain statements in this release, including those concerning our future events, future growth prospects, our future financial or operating performance and our offerings and collaborations, are “forward looking statements” intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These forward-looking statements are subject to substantial known and unknown risks, uncertainties and other factors, that could cause actual results or outcomes to differ materially from those implied by such forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes, particularly in the United States, our Environmental, Social, Governance (“ESG”) vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2026. These filings are available at www.sec.gov. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.